Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
July 23, 2013

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,

each dated April 21, 2011, as supplemented by

Supplement No. 1, dated April 3, 2013

John Deere Capital Corporation

$500 million Floating Rate Senior Notes Due June 15, 2015

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	July 23, 2013
Settlement Date (T+3):	July 26, 2013
Maturity Date:	June 15, 2015
Coupon:	3-Month USD LIBOR + 12 bps
Benchmark:	3-Month USD LIBOR
Coupon Payment Dates and
Interest Reset Dates:

Quarterly on the 15th of March, June, September and December, commencing on September 15, 2013 and ending on the maturity date. The interest rate in effect for the initial interest period is based on an interpolated rate between 1-month and 2-month USD LIBOR + 12 bps.

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	July 24, 2013
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from July 26, 2013
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from July 26, 2013
Net Proceeds ($):	$499,500,000 plus accrued interest from July 26, 2013
CUSIP:	24422ESC4
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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